Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S. Dollars in thousands)
Earnings:
Income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of affiliates, and minority interests	$(29,694)	$(15,808)	$(15,919)	$(1,208)	$(8,517)
Fixed charges	32,869	41,143	10,122	5,154	5,257
Earnings (insufficient earning to cover fixed charges)	$3,175	$25,335	$(5,797)	$4,126	$(3,260)
Fixed charges:
Interest	$32,283	$40,733	$9,969	$5,134	$5,257
Amortization of debentures expenses	586	410	153	20	--
Fixed charges	$32,869	$41,143	$10,122	$5,154	$5,257
Ratio of earnings (deficit) to fixed charges	*	*	*	*	*

*    Due to the loss in 2009, 2008, 2007, 2006 and 2005, the ratio coverage was less than 1:1.  The registrant must generate additional earnings of $29,694, $15,808, $5,797, 1,208 and $3,260 thousands in 2009, 2008, 2007, 2006 and 2005, respectively, to achieve a coverage ratio of 1:1.